CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2024 AND 2023

Ero Copper Corp.
Table of Contents

Ero Copper Corp.
Condensed Consolidated Statements of Financial Position
(Unaudited, Amounts in thousands of US Dollars)

	Notes	September 30, 2024	December 31, 2023
ASSETS
Current
Cash and cash equivalents		$20,229	$111,738
Accounts receivable		20,139	5,710
Inventories	4	42,921	42,254
Income tax receivable		3,113	500
Other current assets	5	40,406	39,285
		126,808	199,487
Non-Current
Mineral properties, plant and equipment	6	1,334,266	1,251,998
Exploration and evaluation assets	7	18,618	29,936
Deferred income tax assets		4,505	1,315
Deposits and other non-current assets	8	28,325	28,952
		1,385,714	1,312,201
Total Assets		$1,512,522	$1,511,688

LIABILITIES
Current
Accounts payable and accrued liabilities	9	$113,910	$120,704
Current portion of loans and borrowings	10	39,383	20,381
Current portion of deferred revenue	11	17,011	17,159
Income taxes payable		2,375	3,997
Current portion of derivatives	19	3,268	563
Current portion of lease liabilities		11,761	10,996
		187,708	173,800
Non-Current
Loans and borrowings	10	499,527	405,852
Deferred revenue	11	45,642	58,390
Provision for rehabilitation and closure costs		24,859	26,687
Deferred income tax liabilities		—	10,863
Lease liabilities		8,666	8,607
Other non-current liabilities	12	29,351	18,158
		608,045	528,557
Total Liabilities		795,753	702,357

SHAREHOLDERS’ EQUITY
Share capital	13	282,910	271,336
Equity reserves		(101,013)	(16,616)
Retained earnings		529,999	549,530
Equity attributable to owners of the Company		711,896	804,250
Non-controlling interests		4,873	5,081
		716,769	809,331
Total Liabilities and Equity		$1,512,522	$1,511,688

Commitments (Notes 7, 11 and 21);

APPROVED ON BEHALF OF THE BOARD:

"David Strang"	, CEO and Director	"Jill Angevine"	, Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements               Page 1

Ero Copper Corp.
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)
(Unaudited, Amounts in thousands of US Dollars, except share and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2024	2023	2024	2023

Revenue	14	$124,837	$105,181	$347,720	$311,066
Cost of sales	15	(71,128)	(69,706)	(219,542)	(196,075)
Gross profit		53,709	35,475	128,178	114,991

Expenses
General and administrative	16	(12,628)	(14,402)	(35,952)	(40,269)
Share-based compensation	13 (e)	(4,859)	1,185	(17,479)	(8,741)
Write-down of exploration and evaluation asset	7	(467)	—	(11,212)	—
Income before the undernoted		35,755	22,258	63,535	65,981
Finance income		781	2,976	3,610	10,476
Finance expense	17	(4,039)	(8,017)	(13,238)	(20,538)
Foreign exchange gain (loss)	18	17,246	(13,937)	(72,204)	9,741
Other (expenses) income		(45)	(1,276)	(2,354)	1,224
Income (loss) before income taxes		49,698	2,004	(20,651)	66,884

Current income tax expense		(4,873)	(3,317)	(11,079)	(9,159)
Deferred income tax (expense) recovery		(3,458)	4,124	12,868	(473)
Income tax (expense) recovery		(8,331)	807	1,789	(9,632)
Net income (loss) for the period		$41,367	$2,811	$(18,862)	$57,252

Other comprehensive gain (loss)
Foreign currency translation gain (loss)		13,757	(29,046)	(85,881)	26,582
Comprehensive income (loss)		$55,124	$(26,235)	$(104,743)	$83,834

Net income (loss) attributable to:
Owners of the Company		40,857	2,525	(19,531)	56,255
Non-controlling interests		510	286	669	997
		$41,367	$2,811	$(18,862)	$57,252

Comprehensive income (loss) attributable to:
Owners of the Company		54,487	(26,300)	(104,691)	82,649
Non-controlling interests		637	65	(52)	1,185
		$55,124	$(26,235)	$(104,743)	$83,834

Net income (loss) per share attributable to owners of the Company
Basic	13 (f)	$0.40	$0.03	$(0.19)	$0.61
Diluted	13 (f)	$0.39	$0.03	$(0.19)	$0.60

Weighted average number of common shares outstanding
Basic	13 (f)	103,239,881	93,311,434	103,026,138	92,767,525
Diluted	13 (f)	103,973,827	94,009,268	103,026,138	93,643,940

The accompanying notes are an integral part of these condensed consolidated interim financial statements               Page 2

Ero Copper Corp.
Condensed Consolidated Statements of Cash Flow
(Unaudited, Amounts in thousands of US Dollars)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2024	2023	2024	2023
Cash Flows from Operating Activities
Net income (loss) for the period		$41,367	$2,811	$(18,862)	$57,252
Adjustments for:
Amortization and depreciation		21,555	21,299	67,145	58,044
Income tax expense (recovery)		8,331	(807)	(1,789)	9,632
Amortization of deferred revenue	14	(7,055)	(5,009)	(18,063)	(13,259)
Share-based compensation		4,859	(1,185)	17,479	8,741
Finance income		(781)	(2,976)	(3,610)	(10,476)
Finance expenses		4,039	8,017	13,238	20,538
Foreign exchange (gain) loss		(17,170)	13,237	67,655	(11,242)
Write-down of exploration and evaluation asset	7	467	—	11,212	—
Other		844	1,694	3,136	1,605
Changes in non-cash working capital items	20	2,234	3,426	(42,139)	(9,910)
		58,690	40,507	95,402	110,925
Advance from NX Gold PMPA	11	3,249	—	4,354	2,439
Derivative contract settlements		(4,575)	3,458	(5,285)	5,447
Provision settlements		(2,460)	(886)	(4,218)	(2,343)
Income taxes paid		(2,229)	(1,221)	(5,631)	(2,766)
		52,675	41,858	84,622	113,702

Cash Flows used in Investing Activities
Additions to mineral properties, plant and equipment		(74,480)	(119,134)	(256,013)	(323,347)
Additions to exploration and evaluation assets		(3,351)	(2,254)	(4,845)	(11,263)
Proceeds from short-term investments and interest received		467	16,472	1,865	148,563
Purchase of short-term investments		—	—	—	(40,000)
		(77,364)	(104,916)	(258,993)	(226,047)

Cash Flows used in Financing Activities
Lease liability payments		(3,400)	(2,707)	(10,050)	(8,226)
New loans and borrowings, net of transaction costs	10	20,722	952	147,266	12,760
Loans and borrowings repaid	10	(3,939)	(1,873)	(30,216)	(5,665)
Interest paid on loans and borrowings	10	(14,642)	(13,409)	(29,376)	(26,943)
Other finance expenses paid		(1,026)	(1,266)	(3,129)	(4,098)
Proceeds from exercise of stock options		1,242	2,321	8,325	10,597
		(1,043)	(15,982)	82,820	(21,575)

Effect of exchange rate changes on cash and cash equivalents		1,188	(585)	42	975
Net decrease in cash and cash equivalents		(24,544)	(79,625)	(91,509)	(132,945)
Cash and cash equivalents - beginning of period		44,773	124,382	111,738	177,702
Cash and cash equivalents - end of period		$20,229	$44,757	$20,229	$44,757
Supplemental cash flow information (note 20)

The accompanying notes are an integral part of these condensed consolidated interim financial statements              Page 3

Ero Copper Corp.
Condensed Consolidated Statements of Changes in Shareholders' Equity
(Unaudited, Amounts in thousands of US Dollars, except share and per share amounts)

		Share Capital		Equity Reserves
	Notes	Number of shares	Amount	Contributed Surplus	Foreign Exchange	Retained Earnings	Total	Non-controlling interest	Total equity

Balance, December 31, 2022		92,182,633	$148,055	$11,185	$(77,374)	$456,726	$538,592	$3,573	$542,165
Income for the period		—	—	—	—	56,255	56,255	997	57,252
Other comprehensive income for the period		—	—	—	26,394	—	26,394	188	26,582
Total comprehensive income for the period		—	—	—	26,394	56,255	82,649	1,185	83,834
Shares issued for:
Exercise of options		1,254,942	15,076	(4,479)	—	—	10,597	—	10,597
Share-based compensation	13 (e)	—	—	1,923	—	—	1,923	—	1,923
Dividends to non-controlling interest		—	—	—	—	—	—	(233)	(233)
Balance, September 30, 2023		93,437,575	$163,131	$8,629	$(50,980)	$512,981	$633,761	$4,525	$638,286

Balance, December 31, 2023		102,747,558	$271,336	$8,497	$(25,113)	$549,530	$804,250	$5,081	$809,331
Income (loss) for the period		—	—	—	—	(19,531)	(19,531)	669	(18,862)
Other comprehensive loss for the period		—	—	—	(85,160)	—	(85,160)	(721)	(85,881)
Total comprehensive loss for the period		—	—	—	(85,160)	(19,531)	(104,691)	(52)	(104,743)
Shares issued for:
Exercise of options		549,491	11,574	(3,249)	—	—	8,325	—	8,325
Share-based compensation	13 (e)	—	—	4,012	—	—	4,012	—	4,012
Dividends to non-controlling interest		—	—	—	—	—	—	(156)	(156)
Balance, September 30, 2024		103,297,049	$282,910	$9,260	$(110,273)	$529,999	$711,896	$4,873	$716,769

The accompanying notes are an integral part of these condensed consolidated interim financial statements                                 Page 4

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

1.    Nature of Operations

Ero Copper Corp. (“Ero" or the "Company") was incorporated on May 16, 2016 under the Business Corporations Act (British Columbia) and maintains its head office at Suite 1050, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

The Company’s primary asset is its 99.6% ownership interest in Mineração Caraíba S.A. (“MCSA”), held indirectly through its wholly-owned subsidiary, Ero Brasil Participaçoes Ltda. The Company also currently owns a 97.6% ownership interest in NX Gold S.A. (“NX Gold”) indirectly through its wholly-owned subsidiary, Ero Gold Corp. (“Ero Gold”).

MCSA is a Brazilian copper company which holds a 100% interest in the Caraíba Operations, located in the State of Bahia, and the Tucumã Operation, located in the southeastern part of the State of Pará. MCSA’s predominant activity is the production and sale of copper concentrates, with gold and silver produced and sold as by-products.

NX Gold is a Brazilian gold mining company which holds a 100% interest in the Xavantina Operations and is focused on the production and sale of gold as its main product and silver as its by-product. The Xavantina Operations are located approximately 18 kilometers west of the town of Nova Xavantina, in southeastern State of Mato Grosso, Brazil.

2.    Basis of Preparation

(a)     Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual consolidated financial statements for the year ended December 31, 2023.

These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2023, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company (the “Board”) on November 5, 2024.

(b)     Use of Estimates and Judgments

In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied in the most recent annual audited consolidated financial statements for the year ended December 31, 2023, except for judgment on commencement of commercial production as described below:

    Notes to Financial Statements | Page 5

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Commencement of Commercial Production

Determining when a mine under construction is substantially complete and ready for its intended use requires significant judgement. The criteria the Company used to make that determination for the Tucumã Operation included, amongst other things:

•the ability of the mine to produce salable product (i.e. the ability to produce metal within specifications),
•throughput of the processing plant reach a predefined percentage of design capacity for a 30 day period,
•processing plan recoveries reaching a pre-defined percentage of expected recoveries.

After evaluating the above factors, the Company concluded that the Tucumã Operation had not achieved commercial production as of September 30, 2024, and therefore, is not yet ready for its intended use.

(c) New Accounting Policies, Standards and Interpretations

On January 1, 2024, the Company adopted the following amendments to accounting standards:

•In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1) which amended IAS 1, Presentation of Financial Statements (“IAS 1”), to clarify the requirements for presenting liabilities in the statement of financial position. The amendments specify that the Company must have the right to defer settlement of a liability for at least 12 months after the reporting period for the liability to be classified as non-current. In addition, the amendments clarify that: (a) the Company’s right to defer settlement must exist at the end of the reporting period; (b) classification is unaffected by management’s intentions or expectations about whether the Company will exercise its right to defer settlement; (c) if the Company’s right to defer settlement is subject to the Company complying with specified conditions, the right exists at the end of the reporting period only if the Company complies with those conditions at the end of the reporting period, even if the lender does not test compliance until a later date; and (d) the term settlement includes the transfer of the Company’s own equity instruments to the counterparty that results in the extinguishment of the liability, except when the settlement of the liability with the Company transferring its own equity instruments is at the option of the counterparty and such option has been classified as an equity instrument, separate from the host liability.

•In October 2022, the IASB issued amendment Non-current Liabilities with Covenants to IAS 1 to clarify that covenants of loan arrangements which the Company must comply with only after the reporting date would not affect classification of a liability as current or non-current at the reporting date. The amendment also introduces additional disclosure requirements related to such covenants to include: (i) the nature of the covenants and the date by which the Company must comply with the covenants; (ii) the carrying amount of the related liabilities; and (iii) facts and circumstances, if any, that indicate that the Company may have difficulty complying with covenants.

The adoption of these amendments did not have a material impact on the Company's condensed consolidated interim financial statements.

    Notes to Financial Statements | Page 6

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

(d)    Future Changes in Accounting Policies Not Yet Effective as of September 30, 2024

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements ("IFRS 18") to replace IAS 1. IFRS 18 introduces two newly required subtotals on the face of the income statement, which includes operating profit and profit or loss before financing and income tax, and three new income statement classifications, which are operating, investing, and financing. In addition, IFRS 18 requires non-IFRS management performance measures that are subtotals of income and expenses to be disclosed on financial statement. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. The Company is currently assessing the effect of this new standard on our financial statements.

3.    Segment Disclosure

Operating segments are determined by the way information is reported and used by the Company's Chief Operating Decision Maker ("CODM") to review operating performance. The Company monitors the operating results of its operating segments independently for the purpose of making decisions about resource allocation and performance assessment.

For the three and nine months ended September 30, 2024, the Company’s reporting segments include its three operating mines in Brazil, the Caraíba Operations, the Tucumã Operation, and the Xavantina Operations, and its corporate head office in Canada. Significant information relating to the Company's reportable segments is summarized in the tables below:

    Notes to Financial Statements | Page 7

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Three months ended September 30, 2024	Caraíba (Brazil)	Xavantina (Brazil)	Tucumã (Brazil)	Corporate and Other	Consolidated

Revenue	$87,305	$34,433	$3,099	$—	$124,837

Cost of production	(40,149)	(6,220)	(737)	—	(47,106)
Depreciation and depletion	(16,610)	(4,512)	(49)	—	(21,171)
Sales expense	(2,234)	(465)	(152)	—	(2,851)
Cost of sales	(58,993)	(11,197)	(938)	—	(71,128)

Gross profit	28,312	23,236	2,161	—	53,709

Expenses
General and administrative	(6,357)	(1,637)	(915)	(3,719)	(12,628)
Share-based compensation	—	—	—	(4,859)	(4,859)
Write-down of exploration and evaluation asset	(467)	—	—	—	(467)
Finance income	430	212	—	139	781
Finance expenses	(2,944)	(871)	—	(224)	(4,039)
Foreign exchange gain (loss)	17,295	1	—	(50)	17,246
Other income (expenses)	1,288	(454)	(879)	—	(45)
Income (loss) before taxes	37,557	20,487	367	(8,713)	49,698
Current tax expense	(338)	(2,771)	—	(1,764)	(4,873)
Deferred tax (expense) recovery	(3,639)	181	—	—	(3,458)
Net income (loss)	$33,580	$17,897	$367	$(10,477)	$41,367

Capital expenditures(1)	37,204	6,119	23,517	2,984	69,824

(1)     Capital expenditures include additions to mineral properties, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs, capitalized depreciation expense, capitalized borrowing costs, and additions of right-of-use assets.

    Notes to Financial Statements | Page 8

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Three months ended September 30, 2023	Caraíba (Brazil)	Xavantina (Brazil)	Tucumã (Brazil)	Corporate and Other	Consolidated

Revenue	$76,136	$29,045	$—	$—	$105,181

Cost of production	(39,346)	(6,322)	—	—	(45,668)
Depreciation and depletion	(15,574)	(5,341)	—	—	(20,915)
Sales expense	(2,236)	(887)	—	—	(3,123)
Cost of sales	(57,156)	(12,550)	—	—	(69,706)

Gross profit	18,980	16,495	—	—	35,475

Expenses
General and administrative	(9,125)	(1,451)	—	(3,826)	(14,402)
Share-based compensation	—	—	—	1,185	1,185
Finance income	1,156	141	—	1,679	2,976
Finance expenses	(4,069)	(1,223)	—	(2,725)	(8,017)
Foreign exchange (loss) gain	(13,974)	1	—	36	(13,937)
Other expenses	(757)	(502)	—	(17)	(1,276)
(Loss) income before taxes	(7,789)	13,461	—	(3,668)	2,004
Current tax expense	(405)	(2,323)	—	(589)	(3,317)
Deferred tax recovery	3,782	342	—	—	4,124
Net (loss) income	$(4,412)	$11,480	$—	$(4,257)	$2,811

Capital expenditures(1)	48,971	7,584	63,334	1,683	121,572

(1)     Capital expenditures include additions to mineral properties, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs, capitalized depreciation expense, capitalized borrowing costs, and additions of right-of-use assets.

    Notes to Financial Statements | Page 9

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Nine months ended September 30, 2024	Caraíba (Brazil)	Xavantina (Brazil)	Tucumã (Brazil)	Corporate and Other	Consolidated

Revenue	$240,104	$104,517	$3,099	$—	$347,720

Cost of production	(124,321)	(21,055)	(737)	—	(146,113)
Depreciation and depletion	(50,007)	(15,816)	(49)	—	(65,872)
Sales expense	(5,906)	(1,499)	(152)	—	(7,557)
Cost of sales	(180,234)	(38,370)	(938)	—	(219,542)

Gross profit	59,870	66,147	2,161	—	128,178

Expenses
General and administrative	(19,647)	(4,800)	(915)	(10,590)	(35,952)
Share-based compensation	—	—	—	(17,479)	(17,479)
Write-down of exploration and evaluation asset	(467)	—	—	(10,745)	(11,212)
Finance income	2,050	565	—	995	3,610
Finance expenses	(9,755)	(2,749)	—	(734)	(13,238)
Foreign exchange (loss) gain	(72,166)	(100)	—	62	(72,204)
Other expenses	(775)	(286)	(879)	(414)	(2,354)
(Loss) income before taxes	(40,890)	58,777	367	(38,905)	(20,651)
Current tax expense	(343)	(7,433)	—	(3,303)	(11,079)
Deferred tax recovery (expense)	13,135	(267)	—	—	12,868
Net (loss) income	$(28,098)	$51,077	$367	$(42,208)	$(18,862)

Capital expenditures(1)	113,638	16,659	113,286	4,767	248,350

Assets
Current	$66,955	$21,808	$22,568	$15,477	126,808
Non-current	865,291	89,236	421,307	9,880	1,385,714
Total Assets	$932,246	$111,044	$443,875	$25,357	$1,512,522
Total Liabilities	$167,099	$85,658	$29,226	$513,770	795,753

(1)     Capital expenditures include additions to mineral properties, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs, capitalized depreciation expense, capitalized borrowing costs, and additions of right-of-use assets.

During the nine months ended September 30, 2024, the Company had six significant customers (September 30, 2023 - six), including four customers (September 30, 2023 - four) at Caraíba and two customers (September 30, 2023 - two) at Xavantina.

    Notes to Financial Statements | Page 10

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Nine months ended September 30, 2023	Caraíba (Brazil)	Xavantina (Brazil)	Tucumã (Brazil)	Corporate and Other	Consolidated

Revenue	$237,366	$73,700	$—	$—	$311,066

Cost of production	(113,397)	(18,087)	—	—	(131,484)
Depreciation and depletion	(44,191)	(12,786)	—	—	(56,977)
Sales expense	(6,399)	(1,215)	—	—	(7,614)
Cost of sales	(163,987)	(32,088)	—	—	(196,075)

Gross profit	73,379	41,612	—	—	114,991

Expenses
General and administrative	(24,051)	(4,371)	—	(11,847)	(40,269)
Share-based compensation	—	—	—	(8,741)	(8,741)
Finance income	4,700	492	—	5,284	10,476
Finance expenses	(5,974)	(3,418)	—	(11,146)	(20,538)
Foreign exchange gain	9,736	—	—	5	9,741
Other income (expenses)	793	504	—	(73)	1,224
Income (loss) before taxes	58,583	34,819	—	(26,518)	66,884
Current tax expense	(1,462)	(4,576)	—	(3,121)	(9,159)
Deferred tax (expense) recovery	(774)	301	—	—	(473)
Net income (loss)	$56,347	$30,544	$—	$(29,639)	$57,252

Capital expenditures(1)	183,170	20,794	129,202	5,801	338,967

Assets
Current	$93,851	$22,341	$892	$57,029	174,113
Non-current	797,935	88,980	225,596	15,497	1,128,008
Total Assets	$891,786	$111,321	$226,488	$72,526	$1,302,121
Total Liabilities	$119,109	$98,717	$19,714	$426,295	663,835

(1)     Capital expenditures include additions to mineral properties, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs, capitalized depreciation expense, capitalized borrowing costs, and additions of right-of-use assets.

    Notes to Financial Statements | Page 11

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

4.    Inventories

	September 30, 2024	December 31, 2023
Supplies and consumables	$28,168	$24,270
Stockpiles	4,687	5,624
Work in progress	3,164	917
Finished goods	6,902	11,443
	$42,921	$42,254

5.    Other Current Assets

	September 30, 2024	December 31, 2023
Advances to suppliers	$4,304	$306
Prepaid expenses and other	7,096	4,716
Derivatives (Note 19)	—	11,254
Note receivable (Note 19)	5,080	8,346
Advances to employees	1,286	944
Value added taxes recoverable	22,640	13,719
	$40,406	$39,285

    Notes to Financial Statements | Page 12

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

6.    Mineral Properties, Plant and Equipment

	Buildings	Mining Equipment	Mineral Properties(1)	Projects in Progress	Equipment & Other Assets	Deposit on Projects	Mine Closure Costs	Right-of-Use Assets	Total
Cost:
Balance, December 31, 2023	37,246	285,489	697,808	419,657	26,613	49,542	18,509	49,329	1,584,193
Additions(2)	3,884	37,392	55,982	123,784	3,214	19,070	—	13,642	256,968
Capitalized borrowing costs	—	—	—	26,129	—	—	—	—	26,129
Change in estimates	—	—	—	—	—	—	3,609	—	3,609
Disposals	—	(159)	—	(3)	(110)	—	—	(1,185)	(1,457)
Transfers	4,815	31,858	12,196	(486)	2,707	(48,860)	—	—	2,230
Foreign exchange	(4,479)	(34,424)	(79,811)	(45,350)	(2,995)	(4,375)	(2,197)	(5,805)	(179,436)
Balance, September 30, 2024	$41,466	$320,156	$686,175	$523,731	$29,429	$15,377	$19,921	$55,981	$1,692,236

Accumulated depreciation:
Balance, December 31, 2023	(6,984)	(68,917)	(209,939)	—	(9,368)	—	(6,316)	(30,671)	(332,195)
Depreciation expense	(1,528)	(19,665)	(31,893)	—	(1,507)	—	(560)	(10,508)	(65,661)
Disposals	—	89	—	—	1	—	—	635	725
Foreign exchange	836	8,421	24,464	(26)	1,009	—	725	3,732	39,161
Balance, September 30, 2024	$(7,676)	$(80,072)	$(217,368)	$(26)	$(9,865)	$—	$(6,151)	$(36,812)	$(357,970)

Net book value, December 31, 2023	$30,262	$216,572	$487,869	$419,657	$17,245	$49,542	$12,193	$18,658	$1,251,998
Net book value, September 30, 2024	$33,790	$240,084	$468,807	$523,705	$19,564	$15,377	$13,770	$19,169	$1,334,266

(1)     Mineral properties include $74.3 million (2023 - $72.4 million) of costs which are not currently being depreciated.
(2)    Additions to projects in progress was net of $11.0 million in value added taxes that were transferred to other receivables during the nine months ended September 30, 2024 as a result of the completion of a recoverability assessment.

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

7.    Exploration and Evaluation Assets

As at September 30, 2024, the Company had $18.6 million (2023 - $29.9 million) in exploration and evaluation assets, which include several property option agreements.

In June 2024, the Company terminated the Fides option agreement, resulting in a write-down of $10.7 million in exploration and evaluation assets for the nine months ended September 30, 2024.

In June 2024, the Company exercised the Edem option agreement to acquire a 399-hectare mineral concession in Mato Grosso State. This concession is located immediately east of and contiguous with the Xavantina Operations mining concession. Consequently, $2.3 million was reclassified from exploration and evaluation assets to mineral properties during the period.

In July 2024, the Company signed a definitive earn-in agreement with Salobo Metais S.A, a subsidiary of Vale Base Metals ("VBM"), for the Furnas copper project ("Furnas Project") located in the Carajás Mineral Province in Pará State, Brazil. The Agreement contemplates the Company earning a 60% interest in the Project upon completion of three phases of work:

•Phase 1: Ero to conduct a minimum of 28,000 meters of exploration drilling and produce a scoping study within 18 months of signing the Agreement
•Phase 2: Ero to conduct an additional minimum of 17,000 meters of exploration drilling and produce a pre-feasibility study within 18 months of completing Phase 1
•Phase 3: Ero to conduct an additional minimum of 45,000 meters of exploration drilling, unless otherwise mutually agreed, and produce a definitive feasibility study ("DFS") within 24 months of completing Phase 2

Following the completion of a DFS, subject to customary technical review periods, and with Ero positive investment approval, the parties will enter into a joint venture agreement whereby VBM will transfer 60% of the equity interest in the Furnas Project to Ero, and Ero will grant VBM a "free carry" on certain capital expenditures related to development of the Furnas Project.

Prior to a positive Ero investment decision and the formation of a joint venture, VBM will retain 100% ownership of the Furnas Project with Ero solely responsible for funding the phased exploration and engineering work programs as well as ongoing payments to maintain the property in good standing.

As at September 30, 2024, exploration and evaluation assets include $2.9 million in expenditures associated with the Furnas Project.

8.     Deposits and Other Non-current Assets

	September 30, 2024	December 31, 2023
Value added taxes recoverable	$14,821	$11,413
Note receivable (Note 19)	5,175	9,067
Deposits and others	8,329	8,472
	$28,325	$28,952

    Notes to Financial Statements | Page 14

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

9.    Accounts Payable and Accrued Liabilities

	September 30, 2024	December 31, 2023
Trade suppliers	$66,729	$74,877
Payroll and labour related liabilities	23,719	26,421
Value added tax and other tax payable	7,094	9,142
Cash-settled equity awards (Note 13(b) and (c))	15,229	8,796
Other accrued liabilities	1,139	1,468
	$113,910	$120,704

10.    Loans and Borrowings

						Carrying value, including accrued interest
Description	Currency	Security	Maturity (Months)	Coupon rate	Principal to be repaid	September 30, 2024	December 31, 2023
Senior Notes	USD	Unsecured	64	6.50%	$400,000	$397,429	$403,274
Senior credit facility	USD	Secured	27	SOFR plus 2.00% - 4.50%	70,000	69,963	—
Copper Prepayment Facility	USD	Secured	27	8.84%	50,000	51,375	—
Equipment finance loans	USD	Secured	3 - 31	5.00% - 8.35%	14,918	15,191	16,175
Equipment finance loans	EUR	Secured	17 - 21	5.25%	617	690	1,000
Equipment finance loans	BRL	Unsecured	1 - 19	nil% - 16.63%	2,588	2,694	3,409
Bank loan	BRL	Unsecured	26	CDI + 0.50%	1,562	1,568	2,375
Total					$539,685	$538,910	$426,233

Current portion						$39,383	$20,381
Non-current portion						$499,527	$405,852

The movements in loans and borrowings are comprised of the following:

    Notes to Financial Statements | Page 15

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

	Nine Months ended Sep. 30, 2024					Year ended December 31, 2023
	Senior Notes	Senior Credit Facility	Copper Prepayment Facility	Other	Consolidated	Consolidated
Balance, beginning of period	$403,274	$—	$—	$22,959	$426,233	$418,057
Proceeds from loans and borrowings		90,000	49,625	7,641	147,266	14,889
Principal payments	—	(20,000)	—	(10,216)	(30,216)	(7,786)
Interest payments	(26,000)	(2,246)	—	(1,130)	(29,376)	(27,461)
Interest costs, including interest capitalized	20,155	3,055	1,750	1,169	26,129	28,282
Deferred transaction costs		(846)			(846)	—
Foreign exchange	—	—	—	(280)	(280)	252
Balance, end of period	$397,429	$69,963	$51,375	$20,143	$538,910	$426,233

(a)     Senior Notes

In February 2022, the Company issued $400 million aggregate principal amount of senior unsecured notes (the “Senior Notes”). The Company received net proceeds of $392.0 million after transaction costs of $8.0 million. The Senior Notes mature on February 15, 2030 and bear annual interest at 6.5%, payable semi-annually in February and August of each year.

MCSA has provided a guarantee of the Senior Notes on a senior unsecured basis. The Senior Notes are direct, senior obligations of the Company and MCSA, and are not secured by any mortgage, pledge or charge.

The Senior Notes are subject to the following early redemption options by the Company:
•On or after February 15, 2025, the Company has the option, in whole or in part, to redeem the Senior Notes at a price ranging from 103.25% to 100% of the principal amount together with accrued and unpaid interest, if any, to the date of redemption, with the rate decreasing based on the length of time the Senior Notes are outstanding;
•Before February 15, 2025, the Company may redeem some or all of the Senior Notes at 100% of the principal amount plus a “make whole” premium, plus accrued and unpaid interest, if any, to the date of redemption; and
•At any time before February 15, 2025, the Company may redeem up to 40% of the original principal amount of the Senior Notes with the proceeds of certain equity offerings at a redemption price of 106.50% of the principal amount of the Senior Notes, together with accrued and unpaid interest, if any, to the date of redemption.

Upon the occurrence of specific kinds of changes of control triggering events, each holder of the Senior Notes will have the right to cause the Company to repurchase some or all of its Senior Notes at 101% of their principal amount, plus accrued and unpaid interest to, but not including, the repurchase date.

The Senior Notes are recognized as financial liabilities, net of unamortized transaction costs, and measured at amortized cost using an effective interest rate of 6.7%.

    Notes to Financial Statements | Page 16

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

(b)    Senior Credit Facility

The Company has a Senior Revolving Credit Facility ("Senior Credit Facility") with a borrowing limit of $150.0 million which matures in December 2026. Amounts drawn on the Senior Credit Facility bear interest on a sliding scale at a rate of SOFR plus 2.00% to 4.50% depending on the Company’s consolidated leverage ratio. Commitment fees for any undrawn portion of the Senior Credit Facility are based on a sliding scale between 0.45% to 1.01%. As at September 30, 2024, the Senior Credit Facility bears an average interest rate of 8.72% on its drawn balance and a commitment fee of 0.79% on its undrawn balance.

During the nine months ended September 30, 2024, the Company drew down a total of $90.0 million from its Senior Credit Facility, which included $20.0 million in the three months ended September 30, 2024. During the nine months ended September 30, 2024, the Company repaid $20.0 million of the principal amount of the facility. As a result, the net drawdown on the Senior Credit Facility for the nine months ended September 30, 2024 was $70.0 million.

The Senior Credit Facility is secured by the shares of MCSA, NX Gold and Ero Gold. The Company is required to comply with certain financial covenants, which are required to be tested at each quarter end. These covenants include (a) a leverage ratio based on total indebtedness to rolling four quarters adjusted earnings before interest, taxes, depreciation and amortization ("Rolling EBITDA"); (b) a leverage ratio based on senior indebtedness to Rolling EBITDA; and (c) an interest coverage ratio based on Rolling EBITDA. The Senior Credit Facility provides for negative covenants customary for this type of facilities and permits additional equipment debt and finance leases of up to $50.0 million. As at September 30, 2024, the Company is in compliance with these financial covenants.

(c)    Copper Prepayment Facility

In May 2024, the Company entered into a non-priced copper prepayment facility with a bank syndicate. Under this facility, the Company received net proceeds of $49.6 million, representing gross proceeds of $50.0 million less transaction costs of $0.4 million. Through the end of 2024, the Company has the option to increase the size of the non-priced copper prepayment facility from $50.0 million to $75.0 million.

In exchange, the Company is obligated to repay the $50.0 million facility over 27 equal monthly installments, beginning in October 2024, through the delivery of a minimum of 272 tonnes of copper each month. Each monthly delivery's value will be determined based on prevailing market copper prices at the time of delivery. Should the value of any delivery exceed the amount of the monthly installment payment of $2.1 million, the excess value will be repaid to the Company. The copper to be delivered by the Company will be in the form of LME Copper Warrants.

As the contractual obligation of the facility will be settled in the form of financial assets, the facility is accounted for as a financial liability measured at amortized cost using the effective interest rate method. Transaction costs are included in the initial measurement of the liability and amortized over the term of the facility.

The facility is secured by the shares of MCSA, NX Gold and Ero Gold.

11. Deferred Revenue

In August 2021, the Company entered into a precious metals purchase agreement (the “NX Gold PMPA”) with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., in relation to gold production from the Xavantina Operations. The Company received upfront cash consideration of $100.0 million for the purchase of 25% of an equivalent amount of gold to be produced from the Xavantina mine until 93,000 ounces of gold

    Notes to Financial Statements | Page 17

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
have been delivered and thereafter decreasing to 10% of gold produced over the remaining life of the mine. The contract will be settled by the Company delivering gold to Royal Gold. Royal Gold will make ongoing payments equal to 20% of the then prevailing spot gold price for each ounce of gold delivered until 49,000 ounces of gold have been delivered and 40% of the prevailing spot gold price for each ounce of gold delivered thereafter. Additional advances may be made by Royal Gold based on the Company achieving certain milestones as set out in the NX Gold PMPA.

The movements in deferred revenue during the nine months ended September 30, 2024 are comprised of the following:

	September 30, 2024	December 31, 2023
Gold ounces delivered(1)	12,581	14,005

Balance, beginning of period	$75,549	$86,055
Advances	3,249	3,544
Accretion expense	1,918	3,032
Amortization of deferred revenue(2)	(18,063)	(17,082)
Balance, end of period	$62,653	$75,549

Current portion	$17,011	$17,159
Non-current portion	45,642	58,390

(1)        During the nine months ended September 30, 2024, the Company delivered 12,581 ounces of gold (December 31, 2023 - 14,005 ounces) to Royal Gold for average consideration of $456 per ounce (December 31, 2023 - $386 per ounce). At September 30, 2024, a cumulative 41,841 ounces (December 31, 2023 - 29,260 ounces) of gold have been delivered under the NX Gold PMPA.
(2) Amortization of deferred revenue during the nine months ended September 30, 2024 is net of $1.5 million (December 31, 2023 - $2.5 million) related to change in estimate attributed to advances received and change in life-of-mine production estimates.

As part of the NX Gold PMPA, the Company pledged its equity interest in Ero Gold and NX Gold to Royal Gold as collateral and provided unsecured limited recourse guarantees from Ero and NX Gold.

12. Other Non-current Liabilities

	September 30, 2024	December 31, 2023
Cash-settled equity awards (Note 13(b))	$9,331	$2,549
Withholding, value added tax, and other taxes payable	12,739	8,012
Provision	1,659	1,622
Derivatives (Note 19)	1,260	—
Other liabilities	4,362	5,975
	$29,351	$18,158

    Notes to Financial Statements | Page 18

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
13.     Share Capital

As at September 30, 2024, the Company’s authorized share capital consists of an unlimited number of common shares without par value. As at September 30, 2024, 103,297,049 common shares were outstanding (December 31, 2023 - 102,747,558).

(a)     Options

A continuity of the issued and outstanding options is as follows:

	Nine Months Ended September 30,
	2024		2023
	Number of Stock Options	Weighted Average Exercise Price (CAD)	Number of Stock Options	Weighted Average Exercise Price (CAD)
Outstanding stock options, beginning of period	1,886,325	$19.03	2,781,074	$15.49
Issued	31,251	24.79	—	—
Exercised	(549,491)	20.57	(1,254,942)	11.37
Forfeited	(1,034)	18.69	(85,858)	18.59
Outstanding stock options, end of period	1,367,051	$18.54	1,440,274	$18.90

The weighted average share price on the date of exercise for options exercised during the nine months ended September 30, 2024 was CAD$29.45 (nine months ended September 30, 2023 - CAD$25.50).

As at September 30, 2024, the following stock options were outstanding:

Weighted Average Exercise Prices	Number of Stock Options	Vested and Exercisable Number of Stock Options	Weighted Average Remaining Life in Years
$10.01 to $20.00 CAD	1,266,762	510,811	3.12
$20.01 to $25.35 CAD	100,289	69,038	1.87
$18.54 CAD ($13.73 USD)	1,367,051	579,849	3.03

    Notes to Financial Statements | Page 19

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
The fair value of options granted was determined using the Black-Scholes option pricing model. The weighted average inputs used in the measurement of fair values at grant date of the options are the following:

	Nine Months Ended September 30,
	2024	2023
Expected term (years)	3.0	—
Forfeiture rate	—%	—%
Volatility	52%	—%
Dividend yield	—%	—%
Risk-free interest rate	3.12%	—%
Weighted-average fair value per option	$8.79	$—

(b)     Performance Share Unit Plan

The Company has a performance share unit ("PSU") plan pursuant to which the Compensation Committee may grant PSUs to Eligible Persons of the Company or its subsidiaries. Each PSU entitles the holder thereof to receive one common share, its equivalent cash value, or a combination of both, on the redemption date at the discretion of the Compensation Committee.

The continuity of PSUs issued and outstanding is as follows:

	Nine Months Ended September 30,
	2024	2023
Outstanding balance, beginning of period	967,921	881,788
Issued	23,306	—
Settled	(7,668)	—
Forfeited	(10,000)	(108,062)
Outstanding balance, end of period	973,559	773,726

These PSUs will vest three years from the date of grant by the Compensation Committee and the number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain market and non-market performance conditions. Each vested PSU entitles the holder thereof to receive on or about the applicable date of vesting of such share unit (i) one common share; (ii) a cash amount equal to the fair market value of one common share as at the applicable date of vesting; or (iii) a combination of (i) and (ii), as determined by the Compensation Committee in its sole discretion. The Company has elected to settle its PSUs using a combination of cash and common shares in the past. As such, based on its history of past settlements, PSUs are classified as liabilities.

For PSUs with non-market performance conditions, the fair value of the share units granted was initially recognized at the fair value using the share price at the date of grant, and subsequently remeasured at fair value on each balance sheet date. For PSUs with market performance conditions, the fair value was determined using

    Notes to Financial Statements | Page 20

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
a Geometric Brownian Motion model. As at September 30, 2024, the fair value of the PSU liability was $17.4 million (December 31, 2023 - $6.5 million) of which $8.1 million (December 31, 2023 - $3.9 million) was recognized in accounts payable and accrued liabilities and the remainder in other non-current liabilities.

(c) Deferred Share Unit Plan

The Deferred Share Unit ("DSU") plan was established by the Board as a component of compensation for the Company's independent directors. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment. A participant is not entitled to payment in respect of the DSUs until his or her death, retirement or removal from the Board.  The settlement amount of each DSU is based on the fair market value of a common share on the DSU redemption date multiplied by the number of DSUs being redeemed.

The continuity of DSUs issued and outstanding is as follows:

	Nine months ended September 30,
	2024	2023
Outstanding balance, beginning of period	307,312	219,961
Issued	12,826	13,583
Outstanding balance, end of period	320,138	233,544

At September 30, 2024, DSU liabilities had a fair value of $7.1 million (December 31, 2023 - $4.9 million) which has been recognized in accounts payable and accrued liabilities.

(d) Restricted Share Unit Plan

The Company has a restricted share unit ("RSU") plan pursuant to which the Compensation Committee may grant share units to Eligible Persons of the Company or its subsidiaries. The fair value of these restricted share units is determined on the date of grant using the market price of the Company’s shares. Each RSU entitles the holder thereof to receive one common share, its equivalent cash value, or a combination of both, on the redemption date at the discretion of the Compensation Committee. The RSUs are equity classified based on the history of past settlements.

During the nine months ended September 30, 2024, the Company granted 11,653 RSUs (nine months ended September 30, 2023 - 25,000) to employees of the Company at weighted average fair value of $19.35 per share (nine months ended September 30, 2023 - $22.08). The total fair value of these RSUs on the grant date was $0.2 million (nine months ended September 30, 2023 - $0.6 million).

The continuity of RSUs issued and outstanding is as follows:

    Notes to Financial Statements | Page 21

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

	Nine months ended September 30,
	2024	2023
Outstanding balance, beginning of period	340,570	263,202
Issued	11,653	25,000
Forfeited	—	(30,392)
Outstanding balance, end of period	352,223	257,810

(e)     Share-based compensation

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Stock options	$674	$142	$2,033	$736
Performance share unit plan	3,262	(1,106)	11,106	5,793
Deferred share unit plan	284	(488)	2,361	1,025
Restricted share unit plan	639	267	1,979	1,187
Share-based compensation(1)	$4,859	$(1,185)	$17,479	$8,741

(1)    For the three and nine months ended September 30, 2024, the Company recorded $1.3 million and $4.0 million (three and nine months ended September 30, 2023 - $0.4 million and $1.9 million) of share-based compensation in contributed surplus, and the remaining share-based compensation was recorded in liabilities.

    Notes to Financial Statements | Page 22

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
(f)     Net Income (Loss) per Share

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Weighted average number of common shares outstanding	103,239,881	93,311,434	103,026,138	92,767,525
Dilutive effects of:
Stock options	381,723	440,024	—	618,605
Share units	352,223	257,810	—	257,810
Weighted average number of diluted common shares outstanding(1)	103,973,827	94,009,268	103,026,138	93,643,940

Net income (loss) attributable to owners of the Company	$40,857	$2,525	$(19,531)	$56,255
Basic net income (loss) per share	$0.40	$0.03	$(0.19)	$0.61
Diluted net income (loss) per share	$0.39	$0.03	$(0.19)	$0.60

(1)     Weighted average number of diluted common shares outstanding for the three and nine months ended September 30, 2024 excluded 31,251 and 1,367,051 (three and nine months ended September 30, 2023 - nil and 50,000) stock options and nil and 352,223 share units (three and nine months ended September 30, 2023 - nil and nil ) that were anti-dilutive.

14. Revenue

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Copper
Sales within Brazil	$—	$—	$—	$24,303
Export sales	87,001	75,864	240,015	215,594
Adjustments on provisional sales(1)	3,403	272	3,188	(2,531)
	90,404	76,136	243,203	237,366
Gold
Sales	27,378	24,036	86,454	60,441
Amortization of deferred revenue(2)	7,055	5,009	18,063	13,259
	$34,433	$29,045	$104,517	$73,700
	$124,837	$105,181	$347,720	$311,066

(1)    Adjustments on provisional sales include both pricing and quantity adjustments. Under the terms of the Company’s contract with its Brazilian domestic customer, sales are provisionally priced on the date of sale based on the previous month’s average copper price and subsequently settled based on the average copper price in the month of shipment. Provisionally priced sales to the Company's international customers are settled with a final sales price between zero to one month after shipment takes place and, therefore, are exposed to commodity price changes.
(2)    During the three and nine months ended September 30, 2024, the Company delivered 4,190 and 12,581 ounces of gold, respectively (three and nine months ended September 30, 2023 - 3,590 and 9,858 ounces of gold), under a precious metals purchase agreement with Royal Gold (note 11) for average cash consideration of $489 and $456 per ounce (three and nine months ended September 30, 2023 - $385 and $385).

    Notes to Financial Statements | Page 23

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

15.     Cost of Sales

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Materials	$11,710	$11,213	$34,013	$32,473
Salaries and benefits	15,670	16,128	47,135	44,363
Contracted services	13,805	9,040	31,730	24,852
Maintenance costs	7,969	8,400	23,511	22,451
Utilities	2,782	3,603	9,667	10,271
Other costs	308	57	776	843
Change in inventory (excluding depreciation and depletion)	(5,138)	(2,773)	(719)	(3,769)
Cost of production	47,106	45,668	146,113	131,484
Sales expense and others	2,851	3,123	7,557	7,614
Depreciation and depletion	21,772	22,997	64,006	61,154
Change in inventory (depreciation and depletion)	(601)	(2,082)	1,866	(4,177)
	$71,128	$69,706	$219,542	$196,075

16.     General and Administrative Expenses

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Accounting and legal	$463	$553	$1,525	$1,536
Amortization and depreciation	384	384	1,273	1,067
Office and administration	2,461	2,304	6,992	6,470
Salaries and consulting fees	6,797	8,550	19,844	23,915
Incentive payments	1,541	1,647	4,209	4,418
Other	982	964	2,109	2,863
	$12,628	$14,402	$35,952	$40,269

    Notes to Financial Statements | Page 24

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

17.    Finance Expense

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Interest on loans and borrowings(1)	$—	$2,758	$—	$11,181
Accretion of deferred revenue	592	750	1,918	2,320
Accretion of provision for rehabilitation and closure costs	566	690	1,802	2,021
Interest on lease liabilities	463	312	1,360	903
Other finance expenses(2)	2,418	3,507	8,158	4,113
	$4,039	$8,017	$13,238	$20,538

(1)    During the three and nine months ended September 30, 2024, the Company capitalized $9.6 million and $26.1 million, respectively (three and nine months ended September 30, 2023 -$4.4 million and $10.0 million) of borrowing costs to projects in progress.
(2) Other finance expenses during the three and nine months ended September 30, 2024 included $1.8 million and $6.3 million (three and nine months ended September 30, 2023 - $2.5 million and $1.7 million provision) of credit loss provision on certain accounts receivable (see Note 19).

18.    Foreign Exchange Gain (Loss)

The following foreign exchange gains (losses) arise as a result of balances and transactions in the Company’s Brazilian subsidiaries that are denominated in currencies other than the Brazilian Reals (BRL$), which is their functional currency.

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Foreign exchange gain (loss) on USD denominated debt in Brazil	$10,993	$(9,979)	$(56,710)	$7,487
Realized foreign exchange (loss) gain on derivative contracts (note 19)	(3,428)	3,458	(2,300)	7,232
Unrealized foreign exchange gain (loss) on derivative contracts (note 19)	9,847	(7,560)	(15,565)	(2,309)
Foreign exchange (loss) gain on other financial assets and liabilities	(166)	144	2,371	(2,669)
	$17,246	$(13,937)	$(72,204)	$9,741

19.    Financial Instruments

Fair value

Fair values of financial assets and liabilities are determined based on available market information and valuation methodologies appropriate to each situation.

    Notes to Financial Statements | Page 25

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

As at September 30, 2024, derivatives were measured at fair value based on Level 2 inputs.

The carrying values of cash and cash equivalents, short-term investments, accounts receivable, deposits, and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity or the discount rate used approximates to the contractual interest rate. At September 30, 2024, the carrying value of loans and borrowings, including accrued interest, was $538.9 million while the fair value is approximately $539.8 million. At September 30, 2024, the carrying value of notes receivable, including accrued interest, was $10.3 million which approximates its fair value.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at September 30, 2024 and December 31, 2023:

	September 30, 2024	December 31, 2023
Cash and cash equivalents	$20,229	$111,738
Accounts receivable	20,139	5,710
Derivatives	—	11,254
Note receivable	10,255	17,413
Deposits and other assets	10,401	9,484
	$61,024	$155,599

The Company invests cash and cash equivalents with financial institutions that are financially sound based on their credit rating.

The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer.

In November 2022, Paranapanema S/A ("PMA"), one of the Company's customers in Brazil, filed for bankruptcy protection. According to PMA, the action was attributed to working capital challenges following an operational halt at one of their facilities. Progress was noted in August 2023 when PMA and its creditors agreed on a judicial recovery plan, which subsequently received approval from the judicial recovery court in November 2023. As a preferred supplier to PMA, the Company has entered into a note receivable arrangement with PMA. The arrangement is excluded from the judicial recovery process and provides the Company with certain judicial guarantees. According to the note receivable arrangement, repayment was structured over 24 monthly installments beginning in March 2024, with an annual interest rate equivalent to Brazil's CDI rate of approximately 11.65%.

At September 30, 2024, the gross amount of accounts and note receivable from PMA was $23.2 million (December 31, 2023 - $25.2 million). PMA continued to miss its installment due in 2024, and is currently in default of the agreement. Accordingly, the note receivable is considered credit impaired, and the Company increased the expected credit loss provision by $1.8 million and $6.3 million in the three and nine months ended September 30, 2024, respectively. After adjusting for credit loss provision and present value discount of $13.0 million (December 31, 2023 - $7.7 million), the amortized cost of the note receivable at September 30,

    Notes to Financial Statements | Page 26

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
2024 was $10.3 million (December 31, 2023 - $17.4 million), of which $5.1 million (December 31, 2023 - $8.3 million) was classified as current and $5.2 million (December 31, 2023 - $9.1 million) as non-current.

Liquidity risk

Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company.

The table below shows the Company's maturity of non-derivative financial liabilities on September 30, 2024:

Non-derivative financial liabilities	Carrying value	Contractual cash flows	Up to 12 months	1 - 2 years	3 - 5 years	More than 5 years
Loans and borrowings (including interest)	$538,910	$705,854	$70,136	$170,718	$465,000	$—
Accounts payable and accrued liabilities	113,910	113,910	113,910	—	—	—
Other non-current liabilities	13,693	29,279	—	28,184	709	386
Leases	20,427	20,404	11,705	7,721	927	51
Total	$686,940	$869,447	$195,751	$206,623	$466,636	$437

The Company also has a derivative financial liability for foreign exchange collar contracts whose notional amounts and maturity information are disclosed below under foreign exchange currency risk.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices. The purpose of market risk management is to manage and control exposures to market risks, within acceptable parameters, while optimizing return.

The Company may use derivatives, including options, forwards and swap contracts, to manage market risks.

The Company's outstanding derivative instruments as of September 30, 2024 are as follows:

Contract Description	Notional Amount	Denomination	Weighted average floor	Weighted average cap / forward price	Maturities
Foreign exchange collar (i)	$315.0 million	USD/BRL	5.23	6.08	October 2024 - December 2025
Foreign exchange forward (i)	$12.0 million	USD/BRL	N/A	5.19	October 2024 - December 2024
Gold collar (iii)	30,000 ounces	$ / oz	$2,200	$3,425	January 2025 - December 2025

    Notes to Financial Statements | Page 27

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

(i) Foreign exchange currency risk

The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at September 30, 2024 relates to $67.3 million (December 31, 2023 – $17.2 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at September 30, 2024 on $485.3 million of intercompany loan balances (December 31, 2023 - $342.2 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at September 30, 2024 by 10% and 20%, would have decreased (increased) pre-tax net loss by $55.2 million and $110.4 million, respectively. This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the period and excluding the impact of the derivatives below. The analysis assumes that all other variables, especially interest rates, are held constant.

The Company may use certain foreign exchange derivatives, including collars and forward contracts, to manage its foreign exchange risks. At September 30, 2024, the aggregate fair value of the Company's foreign exchange derivatives was a net liability of $4.1 million (December 31, 2023 - asset of $11.3 million) of which $1.0 million is included in other non-current liabilities and the remainder in current portion of derivatives liabilities. The fair values of foreign exchange contracts were determined based on option pricing models, forward foreign exchange rates, and information provided by the counter party.

The change in fair value of foreign exchange derivatives was a gain of $9.8 million and a loss of $15.6 million for the three and nine months ended September 30, 2024, respectively (a loss of $7.5 million and $2.3 million for the three and nine months ended September 30, 2023, respectively), which have been recognized in foreign exchange gain (loss).

In addition, during the three and nine months ended September 30, 2024, the Company recognized a realized loss of $3.4 million and of $2.3 million, respectively (realized gain of $3.5 million and $7.2 million for the three and nine months ended September 30, 2023, respectively), related to the settlement of foreign exchange derivatives.

(ii) Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through its Senior Credit Facility and Brazilian Real denominated bank loans. Based on the Company’s net exposure at September 30, 2024, a 1% change in the variable rates would not materially impact its pre-tax annual net income.

(iii) Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks.

At September 30, 2024, the Company has entered into zero-cost gold collar contracts on 2,500 ounces of gold per month from January 2025 to December 2025, representing just over 50% of its estimated production volumes for the period. As of September 30, 2024, the fair value of these contracts was a net liability of $0.4 million (December 31, 2023 - nil). The fair value of gold collar contracts was determined based on option pricing

    Notes to Financial Statements | Page 28

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
models, forward gold price, and information provided by counter party. At September 30, 2024, the Company does not have any outstanding copper collar contracts (December 31, 2023 - liability of $0.6 million).

During the three and nine months ended September 30, 2024, the Company recognized an unrealized gain of $0.4 million and an unrealized impact of nil (unrealized loss of $1.8 million and unrealized gain of $0.8 million for the three and nine months ended September 30, 2023), respectively, on its commodity derivatives.

During the three and nine months ended September 30, 2024, the Company also recognized a realized loss of $0.8 million and a realized loss of $2.6 million, respectively, in relation to its commodity derivatives in other income or loss (nil and $1.8 million realized loss for three and nine months ended September 30, 2023).

At September 30, 2024, the Company had provisionally priced sales that are exposed to commodity price changes (note 14). Based on the Company’s net exposure at September 30, 2024, a 10% change in the price of copper would have changed pre-tax net income (loss) by $1.0 million.

20. Supplemental Cash Flow Information

	Three months ended September 30,		Nine months ended September 30,
Net change in non-cash working capital items:	2024	2023	2024	2023
Accounts receivable	$(4,110)	$(3,189)	$(15,353)	$904
Inventories	(8,261)	890	(7,536)	(4,910)
Other assets	(7,975)	(6,286)	(18,362)	(12,636)
Accounts payable and accrued liabilities	22,580	12,011	(888)	6,732
	$2,234	$3,426	$(42,139)	$(9,910)

Non-cash investing and financing activities:
Additions to property, plant and equipment by leases	5,808	1,132	$13,642	$10,007
Non-cash (decrease) increase in accounts payable in relation to capital expenditures	(9,712)	186	(2,670)	4,358
Change in mineral properties, plant and equipment from change in estimates for provision for rehabilitation and closure costs	3,609	(90)	3,609	(422)

21.    Commitment

As at September 30, 2024, the Company has capital commitments, which is net of advances to suppliers, of $65.3 million through contracts and purchase orders which are expected to be incurred over a six-year period. In the normal course of operations, the Company may also enter into long-term contracts which can be cancelled with certain agreed customary notice periods without material penalties.

    Notes to Financial Statements | Page 29